

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2014

<u>Via E-mail</u>
Daniel Brauser, CEO
uSell.com, Inc.
33 E. 33rd Street, Suite 1101
New York, New York 10016

> **Re: uSell.com, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 22, 2014**
> **File No. 333-184007**

Dear Mr. Brauser:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please tell us whether preliminary financial results for the quarter ended June 30, 2014 are available, and if so, whether you will be including a recent developments section. If not, please confirm in your response letter that there have been no material adverse developments that would affect your results of operations or financial condition as of the end of your second quarter for 2014.

<u>Prospectus Cover Page</u>

1. Please revise your cover page (and other appropriate places) to disclose the number of units, common stock and warrants you are offering.

2. Please disclose the duration of your Offering.

Unaudited Financial Statements for the Quarter Ended March 31, 2014

Note 11 Subsequent Events

3. Please update this disclosure to reflect the change in your plan of distribution.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Brian S. Bernstein, Esq.
        Nason, Yeager, Gerson, White & Lioce, P.A.